May 12, 2011
VIA FACSIMILE, COURIER AND EDGAR
Amanda Ravitz
Assistant Director
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re: CPM Holdings, Inc. Amendment No. 1 to Registration Statement on Form S-4 Filed April 26, 2011 File No. 333-172207
Dear Ms. Ravitz:
     On behalf of CPM Holdings, Inc. (the “Registrant” or the “Company”), this letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated May 10, 2011 (the “Comment Letter”) regarding the above-referenced registration statement on Form S-4 of the Registrant filed on April 26, 2011 (the "Registration Statement”). In conjunction with this letter, the Registrant is filing via EDGAR, for review by the Staff, Amendment No. 2 (“Amendment No. 2”) to the Registration Statement.
     To facilitate your review of Amendment No. 2, this letter keys our responses to your comments and provides any requested supplemental information currently available. Where practicable, we have specifically identified the places where changes were made in Amendment No. 2. Unless otherwise indicated, references in our responses to page numbers refer to page numbers in Amendment No. 2.
     To expedite your review, we have enclosed five clean and five blacklined copies of Amendment No. 2.
The New Notes, page 7
1.	Comment: We note your response to prior comment 9. Regarding your intent to add a guarantor by post-effective amendment, please expand your analysis regarding compliance with section 5 of the Securities Act, in light of Example 2 of Appendix B in Release 33-7649.

Response: In response to the Staff’s comment, the Registrant hereby confirms that, in accordance with Example 2 of Appendix B of Release 33-7649, in the event that a future domestic restricted subsidiary comes into existence and is made a guarantor of the new notes during the offering period of the exchange offer, the Registrant will file a new registration statement to register such guarantee.
Quantitative and Qualitative Disclosure about Market Risk, page 42
2.	Comment: We note your response to our prior comment number 33; however, whether or not you hedge the risk described, you are still required to provide quantitative disclosures about material market risk. Please revise or advise.

Response: In response to the Staff’s comment, page 42 of the prospectus has been revised to include quantitative disclosures related to foreign currency exchange rate risk by providing a sensitivity analysis of the effect that a hypothetical 10% devaluation of the functional currencies of the Registrant’s foreign susidiaries relative to the United States dollar would have had on the net assets and net income of the Registrant for the last completed fiscal year. In addition, page 42 of the prospectus has been revised to include quantitative disclosures related to commodity price risk by providing a sensitivity analysis of the effect that a hypothetical 10% increase in raw material costs would have had on the net income of the Registrant for the last completed fiscal year.

Executive Compensation, page 55
Cash Bonuses, page 56
3.	Comment: Regarding your response to prior comment 40, please disclose, and quantify if possible, the importance of the EBITDA target in relation the discretionary factors determined by the CEO for purposes of the cash bonus. In addition, disclose the discretionary factors that each named executive officer had to achieve and whether that goal was achieved.

Response: In response to the Staff’s comment, page 56 of the prospectus has been revised to highlight that the achievement of the Registrant’s annual EBITDA target is the key factor in determining the granting of the Registrant’s annual discretionary bonuses. In this regard, if the annual EBITDA target is met, then the annual discretionary bonuses would be granted. However, in the event that the Registrant’s annual EBITDA target is not met, the Registrant’s Chief Executive Officer will undertake a further analysis of the underlying reasons that caused the Registrant’s failure to meet the annual EBITDA target. To the extent that the Registrant’s Chief Executive Officer determines that the Registrant’s failure to achieve the EBITDA target primarily related to overall prevailing market conditions that generally negatively impacted our industry as a whole, then the Registrant may grant the discretionary annual cash bonuses even though the EBITDA target had not been meet. However, if the Registrant’s Chief Executive Officer determines that the Registrant’s failure to achieve the EBITDA target resulted from specific issues related to the Registrant, then the discretionary annual cash bonuses would not be granted.

Potential Payments Upon Termination...,page 59
4.	Comment: It is unclear, as you indicate in the footnotes to the tables in this section, why you cannot estimate the value of certain options upon termination. Please advise or revise in light of instruction 1 to Item 402(j) of Regulation S-K.

Response: In response to the Staff’s comment, page 61 of the prospectus has been revised to include an estimate of the value associated with the accelerated vesting of an officer’s options upon certain termination events in accordance with instruction 1 to Item 402(j) of Regulation S-K. In this regard, the Registrant notes that the value ascribed to this event has been calculated by multiplying the number of options subject to such accelerated vested by the excess of the Company’s estimated value of a share of its common stock over the exercise price of the relevant option.
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We would appreciate receiving the Staff’s further comments or questions with respect to the Registration Statement as soon as possible. Please direct any comments or questions you may have regarding the foregoing to the undersigned at (212) 506-2549.
Sincerely,
Todd E. Bowen
cc: Douglas Ostrich, CPM Holdings, Inc.